

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 14, 2016

Via E-mail
Brett A. Roberts
Chief Executive Officer and Director
Credit Acceptance Corporation
25505 W. Twelve Mile Road
Southfield, Michigan 48034

      Re: Credit Acceptance Corporation
                Form 10-K for the Fiscal Year Ended December 31, 2015
                Filed February 12, 2016
                File No. 000-20202

Dear Mr. Roberts:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ Michael Volley

                    Michael Volley
                    Staff Accountant